AIGO HOLDING LIMITED

September 25, 2025

Via EDGAR

Division of Corporate Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Abe Friedman, Ms. Theresa Brillant, Ms. Rebekah Reed, and Mr. Dietrich King

Re:	Aigo Holding Limited (CIK No. 0002025255)
Registration Statement on Form F-1 (File No. 333-289766)
Request for Acceleration of Effectiveness

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, Aigo Holding Limited (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) be accelerated to, and that the Registration Statement become effective at 4:30 p.m., Eastern Time, on September 30, 2025, or as soon as thereafter practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s counsel, Han Kun Law Office LLP.

The Company understands that the underwriters have joined in this request in a separate letter filed with the Securities and Exchange Commission today.

[Signature page follows]

Very truly yours,

Aigo Holding Limited

By:	/s/ Fufei Lin
Name:	Fufei Lin
Title:	Chief Executive Officer